The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226

May 30, 2013

By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410

Attention:	David R. Humphrey, Accounting Branch Chief
Division of Corporation Finance

Re:	The Brink’s Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-09148

Dear Mr. Humphrey:

As Vice President and Chief Financial Officer of The Brink’s Company, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated May 21, 2013 (the “Commission Comment Letter”).

Set forth below is the response of the Company to the comment of the Staff. For convenience of reference, the Staff comment is reprinted in bold and is followed by the corresponding response of the Company.

When used in this letter, the “Company,” “Brink’s,” “we,” “us,” and “our” refer to The Brink’s Company.

Non-GAAP Results – Reconciled to Amounts Reported under GAAP, page 42

1.
We note from your response to our previous comment 1 that, as of the date of the financial statements, you did not believe a sale of your European operations in question was possible, and that you planned to shutter them during 2013. Please tell us the carrying value of these assets, as of December 31, 2012, and how you evaluated these assets for impairment. Also, if impairment charges were taken, tell us where these charges are reflected in your financial statements. In addition, please tell us the consideration you gave to revising depreciation estimates on the related long-lived assets and, in your response, quantify the impact of any such revised estimates, if applicable.

U.S. Securities and Exchange Commission
May 30, 2013

Response:

We acknowledge the Staff’s comment.

Summary:  Impairment recognized in 2012.  In 2012, we recognized $1.2 million in total impairment losses on the long-lived assets of the European operations in question ($1.1 million in the 3rd quarter and $0.1 million in the 4th quarter).

In the third quarter of 2012, we concluded it was more likely than not that the asset group related to these European operations would be sold or otherwise disposed of significantly before the end of its previously estimated useful life.  We identified a potential buyer of these operations and began preliminary discussions of value.  The potential buyer of the operations withdrew its interest before we issued our financial statements for the year ended December 31, 2012.  As of the date we filed our Annual Report on Form 10-K for the year ended December 31, 2012, management had decided to shut down the operations during 2013 if we are unable to sell the operations to another buyer.

Carrying value of the assets. The total carrying value of the asset group for these European operations, before and after the impairment, was as follows.  For reference, the total consolidated property and equipment is also noted at June and December 2012.

Asset group (in millions)	June 30, 2012	Impairment recognized	Currency and other activity	December 31, 2012
Property and equipment:
Headquarters’ land and building	$0.9	-	-	$0.9
Armored Vehicles	1.0	-	-	1.0
Leasehold improvements and other	1.1	(1.2)	0.1	-
Total	3.0	(1.2)	0.1	1.9
Working capital	(0.2)	-	-	(0.2)
Total asset group	$2.8	(1.2)	0.1	$1.7

Consolidated property and equipment	$748.7			$793.8

How we evaluated these assets for impairment. As prescribed in ASC 360-10-35-21, “[a] long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.” We concluded that our intention to sell or otherwise dispose of these assets was an event that triggered a test for recoverability, and we performed the cash flow recoverability test of these assets in the third quarter of 2012.

As noted in ASC 360-10-35-30, “[e]stimates of future cash flows used to test the

U.S. Securities and Exchange Commission
May 30, 2013

recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence…However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes shall be considered.” The projected cash flows we used in our recoverability test assumed that we would sell these European operations with proceeds estimated based on our discussions with the potential buyer.  The projected future cash flows did not exceed the carrying value of the asset group and we concluded that an impairment was likely.

We determined that we needed to impair the asset group because the fair value of the asset group was less than the carrying value.  We based our estimate of the fair value of the asset group on the potential proceeds from the possible sale of the operations.

With regard to recognizing impairment loss, ASC 360-10-35-28 provides that “the loss shall be allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.”

We allocated the indicated impairment loss on a pro rata basis to the long-lived assets of the asset group except, as provided in the guidance, we did not reduce the carrying value below any assets’ individual fair value as follows:

1.	No impairment was allocated to the operations’ headquarters land and building because an independent appraisal indicated that the fair value of these assets exceeded the $0.9 million carrying value.

2.	No impairment was allocated to armored vehicles because the fair value of those armored vehicles approximated their $1.0 million carrying value.

Where the impairment charges are reflected in our financial statements. The $1.2 million of impairment losses were reflected in other operating income (expense) in our consolidated statement of income for the year ended December 31, 2012.  The impairment charges are part of the $4.2 million of impairment charges recognized during 2012 as disclosed in the footnotes to our financial statements on page 109 of our 2012 Form 10-K.

Consideration given to revising depreciation estimates. We considered the guidance in ASC 360-10-35-48 which states that “[b]ecause the continued use of a long-lived asset demonstrates the presence of service potential, only in unusual situations would the fair value of a long-lived asset to be abandoned be zero while it is being used. When a long-lived asset ceases to be used, the carrying amount of the asset should equal its salvage value.”

If we are unable to sell the operations as a whole to a third party, we believe the carrying value of the land, building, vehicles and other property and equipment is equal

U.S. Securities and Exchange Commission
May 30, 2013

to the salvage value.  As a result, we believe a revision to accelerate remaining depreciation over a revised shorter estimated useful life is not needed as the asset’s carrying value already approximates the estimated future salvage value.   Total depreciation of these operations is not material to the Company’s consolidated financial statements.

***************

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 289-9628 or our Vice President and General Counsel, McAlister C. Marshall, II, at (804) 289-9625.

Sincerely,

/s/ Joseph W. Dziedzic

Vice President and Chief Financial Officer

cc:           McAlister C. Marshall, II, Esq.